1-A/A

FROM : [redacted] PHONE NO. : Mar. 28 2009 11:17AM P1

09038750

EURO CAPITAL
Incorporated

Received SEC
MAR 3 0 2009
Washington, DC 20549

RECEIVED
MAR 3 0 2009
DIVISION OF CORPORATION FINANCE
OFFICE OF BEVERAGES, APPAREL AND HEALTH CARE SERVICES

March 28, 2009

Mr. John Reynolds, Assistant Director
United States Securities and Exchange Commission
SEC Headquarters, 100 F Street, NE
Washington, DC 20549

Re: Letter Dated March 25, 2009 from
Edwin Kim, Division of Corporate Finance
Tel: 202-551-3297
Fax: 703-813-6963

Form 1-A Offering Statement

Dear Mr. Reynolds:

We understand from Mr. Edwin Kim that the Securities and Exchange Commission (Commission) has a long standing policy to review and comment on all Form 1-A offering Statements filed with the Commission. This policy includes amending any Form 1-A offering statement filed that does not contain the "delaying notation" that states "This offering statement shall only be qualified upon order of the Commission, unless a subsequent amendment is filed indication to become qualified by operation of the terms of Regulation A".

We have researched and cannot find the rule, order, directive or interior memorandum that addresses this long standing policy, however, we are not opposed to the Commission amending our offering statement to include the "delaying notation" abovementioned or reviewing and commenting on our Form 1-A offering statement filing.

Please send a reference number or a copy of the rule, order, directive or internal memorandum that authorizes the amendment of Regulation A for our records.

We submit the following to be included to our Form 1-A Offering Statement as requested by the Commission to be used as may be required.

> This offering statement shall only be qualified upon order of the Commission, unless a subsequent amendment is filed indicating the intention to become qualified by operation of the terms of Regulation A.

Should you have additional question, we can be reached by email at ir@eurocapital.us or tel/fax 702-995-9906 or cell 972-832-1156.

Thank you,

John Petros, Director
Euro Capital Incorporated

729 Grapevine Highway, Suite 382, Hurst, Texas 76054 * Tel/Fax 702-995-9906